SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          Catalyst Semiconductor, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   148881-10-5
                                 (CUSIP Number)

                              Attn: Paul B. Goucher
                       J. & W. Seligman & Co. Incorporated
                                 100 Park Avenue
                               New York, NY 10017
                                 (212) 850-1864
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2007
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No. 148881-10-5                  13D
------------------------
================================================================================
    1.  NAME OF REPORTING PERSON

        J. & W. Seligman & Co. Incorporated

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        13-3043476
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY

--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER

                               0
                          ------------------------------------------------------
 NUMBER OF                  8. SHARED VOTING POWER
   SHARES
BENEFICIALLY                   855,666
  OWNED BY                ------------------------------------------------------
    EACH                    9. SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                    0
                          ------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

                               855,666
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        855,666
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON

        IA, CO
================================================================================

---------------------------------
CUSIP No. 148881-10-5                  13D
---------------------------------
================================================================================
    1.  NAME OF REPORTING PERSON

        Seligman Spectrum Focus (Master) Fund

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        98-0498128
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY

--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER

                               0
                          ------------------------------------------------------
 NUMBER OF                  8. SHARED VOTING POWER
   SHARES
BENEFICIALLY                   855,666
  OWNED BY                ------------------------------------------------------
    EACH                    9. SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                    0
                          ------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

                               855,666
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        855,666
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON

        CO
================================================================================

---------------------------------
CUSIP No. 148881-10-5                                    13D
---------------------------------
================================================================================
    1.  NAME OF REPORTING PERSON

        William C. Morris
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3.  SEC USE ONLY

--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER

                               0
                          ------------------------------------------------------
 NUMBER OF                  8. SHARED VOTING POWER
   SHARES
BENEFICIALLY                   855,666
  OWNED BY                ------------------------------------------------------
    EACH                    9. SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                    0
                          ------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

                               855,666
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        855,666
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON

        IN
================================================================================

                                  SCHEDULE 13D


Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value (the "Common Shares"), of Catalyst Semiconductor, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 2975 Stender Way, Santa Clara, CA 94054.

Item 2. Identity and Background.

(a)-(c) This statement is filed on behalf of J. & W. Seligman & Co. Incorporated, a Delaware corporation ("JWS"), Seligman Spectrum Focus (Master) Fund, a Cayman Islands corporation ("SSF") and William C. Morris, controlling shareholder of JWS ("Morris", and together with JWS and SSF, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. The address of the principal business office of JWS, Morris and each director and executive officer of JWS is 100 Park Avenue, New York, NY 10017. The principal address of SSF is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

JWS is an investment adviser and the name and present principal occupation or employment of each director and executive officer of JWS is incorporated by reference to JWS's Form ADV (File No. 801-15798) as filed with the Securities Exchange Commission on May 8, 2007. Each director and executive officer of JWS is a citizen of the United States, except Rodney G. D. Smith who is a citizen of Great Britain.

SSF is a foreign investment company. The name, present principal occupation or employment and citizenship of each director of SSF are listed below. SSF does not have any officers. The business address for each is 100 Park Avenue, New York, NY 10017

--------------------------------------------------------------------------------------------------------------
       Name of Directors of SSF                   Principal Occupation                    Citizenship
       ------------------------                   --------------------                    -----------
--------------------------------------------------------------------------------------------------------------
John J. Guancione                        Managing Director of JWS                         USA
--------------------------------------------------------------------------------------------------------------
Richard M. Potocki                       Managing Director of Seligman
                                         Advisors, Inc.                                   USA
--------------------------------------------------------------------------------------------------------------
Rodney G .D. Smith                       Director and Managing Director of JWS            Great Britain
--------------------------------------------------------------------------------------------------------------
Brian T. Zino                            Director and President of JWS                    USA
--------------------------------------------------------------------------------------------------------------

Morris is the Chairman of JWS and, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported herein by JWS.

(d),(e) During the last five years, none of the Reporting Persons and none of the directors and executive officers of JWS and SSF have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Morris is citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In acquiring the Common Shares reported herein, SSF expended approximately $3.1 million (including commissions) of its working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Shares beneficially owned by them for investment purposes. The Reporting Persons expect to continually monitor and re-evaluate their investments in the Common Shares.

JWS believes that the Issuer's business is profitable (on a non-GAAP basis) and growing and that the Issuer's Common Shares are significantly undervalued. Based upon the Issuer's enterprise value of $33.4 million(1) (excluding assets(2) of $40.4 million), the Common Shares are currently trading at 0.4x Wall Street estimates for the Issuer's 2008 fiscal year revenue. Excluding cash, cash equivalents and short-term investments of $28.6 million,(2) the Common Shares are currently trading at 0.6x Wall Street estimates for the Issuer's 2008 fiscal year revenue.

In order to enhance shareholder value, JWS has recommended to the Issuer's Board of Directors that the Issuer buyback one to two million Common Shares in addition to the Common Shares that the Board has currently authorized the Issuer to repurchase. JWS believes that the Issuer can accommodate a repurchase of its Common Shares at the recommended level because it represents approximately 15% to 29% of the Issuer's available cash, cash equivalents and short-term investments of $28.6 million,(2) inclusive of an increase of $2.9 million during its last fiscal quarter.(3) Additionally, JWS believes that the Issuer will continue to generate cash from operations.

As part of this continuing process of monitoring their investment in the Common Shares, representatives of the Reporting Persons may from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer's affairs and strategic alternatives.

From time to time in the past, representatives of the Reporting Persons have contacted members of the Issuer's management and Board of Directors in order to communicate the views of the Reporting Persons as to how best to maximize shareholder value. The initiatives that have been recommended by the Reporting Persons for consideration by the Issuer's management and Board of Directors have included instituting a share buy-back program, marketing securities of the Issuer to investors and, ultimately, selling the Issuer to a strategic acquiror. JWS is considering proposing a candidate for election to the Issuer's Board of Directors through a submission to the Board's nominating committee and has introduced, and may introduce in the future, candidates for consideration by the Issuer for possible employment.

In  the  future,   the  Reporting  Persons  may  undertake  various  actions  or initiatives from time to time. Subject to applicable law and regulation and depending upon various factors, including, the financial

-------------
(1) Based upon the Issuer's closing stock price of $4.20 as of June 21, 2007.

(2) Reflects $16.6 million of cash and cash equivalents, $12.0 million of short-term investments and $11.7 million of property and equipment, net as of April 29, 2007 as reported by the Issuer to the SEC in the Issuer's 8-K filing on June 14, 2007.

(3) Based upon the increase of $2.9 million in the Issuer's cash, cash equivalents and short-term investments balance from January 28, 2007 to April 29, 2007, as reported by the Issuer to the SEC in the Issuer's 10-Q filing on March 9, 2007 and 8-K filing on June 14, 2007, respectively.

performance of the Issuer, the availability and price of Common Shares, and other general market and investment conditions, those actions may include:

o acquiring additional Common Shares, through open market purchases or otherwise;

o selling, trading, engaging in short selling of, hedging or entering into any similar transactions with respect to the Common Shares, through open market transactions or otherwise;

o     seeking representation on the Board of Directors of the Issuer;

o making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, share buybacks, Certificate of Incorporation or Bylaws or other matters; or

o     taking  any  other  actions,   including   engaging  or  participating  in
      transactions, that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer.

Such actions may take place at any time and without prior notice. Conversely, it is possible that none of the courses of action described above will be pursued by any Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 9, 2007, there were 16,411,187
Common Shares issued and outstanding as of February 28, 2007. As to each Reporting Person, Items (7)-(11) and (13) of their respective cover page are incorporated herein by reference.

JWS and Morris do not directly own any shares of the Issuer. The shares of the Issuer reported herein are directly owned by SSF; however, SSF has engaged JWS as its investment adviser with discretionary authority to acquire, dispose and vote the shares of the Issuer. JWS, as investment adviser to SSF, and Morris, as JWS's controlling shareholder, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares reported herein.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

                                             Number of Shares
Reporting Person                  Date      Purchased / (Sold)   Price Per Share
----------------               ----------   ------------------   ---------------

       SSF                     04/27/2007              200             3.75

       SSF                     04/30/2007              200             3.74

       SSF                     05/01/2007              300             3.75

       SSF                     05/10/2007            7,000             3.80

       SSF                     05/11/2007            4,000             3.80

       SSF                     05/11/2007           49,600             3.80

       SSF                     05/15/2007            7,300             3.74

       SSF                     05/24/2007           16,000             3.79

       SSF                     05/24/2007            2,447             3.80

       SSF                     05/25/2007              100             3.80

       SSF                     05/29/2007           22,700             3.88

       SSF                     05/29/2007            7,977             3.82

       SSF                     05/30/2007            7,200             3.81

       SSF                     05/31/2007           13,676             3.80

       SSF                     06/01/2007              800             3.83

       SSF                     06/05/2007              600             3.85

       SSF                     06/08/2007           35,000             4.01

       SSF                     06/12/2007         6,800.00             4.05

       SSF                     06/13/2007        18,700.00             4.04

       SSF                     06/14/2007        36,750.00             4.03

       SSF                     06/15/2007        33,853.00             3.98

       SSF                     06/18/2007           26,900             4.00


(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT     DOCUMENT
-------     --------

   1 Joint Filing Agreement by and among the Reporting Persons, dated June 22, 2007.

   2 Power of Attorney, granted by William C. Morris relating to Schedule 13D and 13G filings, in favor of Frank J. Nasta, dated February 2, 1998

   3        Certificate of Seligman Spectrum Focus (Master) Fund, dated June 15,
            2007

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2007


                              J. & W. SELIGMAN & CO. INCORPORATED


                              By /s/ Thomas G. Rose
                                --------------------------------
                              Name:   Thomas G. Rose
                              Title:  CFO


                              SELIGMAN SPECTRUM FOCUS (MASTER) FUND


                              By /s/ Lawrence P. Vogel
                                --------------------------------
                              Name:   Lawrence P. Vogel
                              Title:  Authorized Person


                              WILLIAM C. MORRIS
                                   By Frank J. Nasta,
                                   as attorney-in-fact for William C. Morris

                              /s/ Frank J. Nasta
                              ----------------------------------

                                  EXHIBIT INDEX


EXHIBIT     DOCUMENT
-------     --------

   1 Joint Filing Agreement by and among the Reporting Persons, dated June 22, 2007.

   2 Power of Attorney, granted by William C. Morris relating to Schedule 13D and 13G filings, in favor of Frank J. Nasta, dated February 2, 1998

   3        Certificate of Seligman Spectrum Focus (Master) Fund, dated June 15,
            2007